Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

JD.com, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. JD.com, Inc. does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

PROPOSED SPIN-OFF AND SEPARATE LISTING OF

JD LOGISTICS, INC.

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

LISTING OF JD LOGISTICS, INC. AND

COMMENCEMENT OF DEALINGS OF

JD LOGISTICS, INC. SHARES

The Board is pleased to announce that following the completion of the Global Offering, the listing of JD Logistics on the Main Board of the Hong Kong Stock Exchange took place on May 28, 2021 and dealings in the JD Logistics Shares on the Main Board of the Hong Kong Stock Exchange commenced at 9:00 a.m. on May 28, 2021.

INTRODUCTION

Reference is made to the announcements of the Company dated February 16, 2021, May 2, 2021, May 13, 2021, May 17, 2021 and May 27, 2021 (the “Announcements”) in relation to the Proposed Spin-off. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcements.

LISTING OF JD LOGISTICS AND COMMENCEMENT OF DEALINGS OF THE JD LOGISTICS SHARES

The Hong Kong Stock Exchange has granted the approval for the listing of, and permission to deal in, the JD Logistics Shares on the Main Board of the Hong Kong Stock Exchange.

Following the completion of the Global Offering, (i) listing of JD Logistics on the Main Board of the Hong Kong Stock Exchange took place on May 28, 2021; and (ii) dealings in the JD Logistics Shares on the Main Board of the Hong Kong Stock Exchange commenced at 9:00 a.m. on May 28, 2021. The JD Logistics Shares are traded in board lots of 100 JD Logistics Shares each and the stock code is 2618.

Upon completion of the Global Offering (assuming that the Over-allotment Option is not exercised and excluding shares to be issued under the Pre-IPO ESOP, Post-IPO Share Option Scheme and Post-IPO Share Award Scheme (as defined in the Prospectus)), the Company, through its wholly owned subsidiary, indirectly controls in aggregate approximately 64.42% of the total issued share capital of JD Logistics.

By Order of the Board of Directors

JD.com, Inc.

Mr. Richard Qiangdong Liu

Chairman of the Board of Directors

and Chief Executive Officer

Hong Kong, May 28, 2021

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Mr. Martin Chi Ping LAU as the director, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.

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